                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For December 7, 2005
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                     -----                     -------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                        No   X
                               -------                   ------

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce that it has entered into an agreement with Toll Cross Securities Inc.
to complete a best-efforts private placement to raise gross proceeds of up to
CDN $1,000,000 flow through and up to CDN $500,000 non-flow-through financing
(the "Offering").

The flow-through offering will be comprised of up to 1,666,667 flow-through common shares (the "Common Shares") of the Company at a price of $0.60 per
Common Share.

The non-flow-through offering will be comprised of up to 909,091 units (the
"Units"). Each Unit will consist of one common share and one-half (1/2) of a share purchase warrant. Each whole warrant (the "Warrant") will be exercisable at a price of $0.70 (the "Warrant Exercise Price") for a period of 12 months from the date of closing.

Northwestern will pay Toll Cross Securities ("Toll Cross") a commission equal to
5% of the aggregate gross proceeds raised on the flow through financing, and will pay Toll Cross a commission equal to 7% of the aggregate gross proceeds raised on the non-flow through financing and will issue to Toll Cross broker warrants ("Broker Warrants") entitling it to acquire 7% of the number of Units purchased under the non-flow through offering. Each whole Broker Warrant will be exercisable to acquire one common share at the Warrant Exercise Price for a period of 12 months from the date of closing.

All securities issued in connection with the Offering will be subject to a
4-month hold period from the date of closing. Completion of the offering is subject to receipt of TSX Venture Exchange approval.

The proceeds of this private placement will be used by Northwestern for working capital and to fund its ongoing exploration programs."

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Northwestern Mineral Ventures Inc.

                                     By: /s/ Kabir Ahmed
                                     -------------------
                                         Kabir Ahmed
                                     Chief Executive Officer

Date: December 7, 2005